LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346

July 20, 2005

Via Edgar and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Gary Newberry, Division of Corporation Finance

Re:	Parallel Petroleum Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2004

Dear Ladies and Gentlemen:

     We write this letter on behalf of Parallel Petroleum Corporation (“Parallel”) to respond to the comment letter received from the Staff on July 6, 2005 (the “Comment Letter”), relating to Parallel’s:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Parallel 10-K”); and

2.	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the “Parallel 10-Q”).

     We have numbered each of the responses to correspond to the numbering of the comments in the Comment Letter. For your convenience, we have repeated each comment immediately preceding the corresponding response.

     Please note that Parallel’s responses to the Staff’s comments on the Parallel Form 10-K are also intended to address the same comments as they apply to the Parallel Form 10-Q. It appears that comment No. 5 and comment No. 6 in the Staff’s Comment Letter are the comments that are specifically applicable to both the Parallel 10-K and the Parallel 10-Q.

     Subject to any additional comments or questions the Staff may have, the changes described below will be made in Form 10-K/A and Form 10-Q/A to be filed by Parallel.

Securities and Exchange Commission
July 20, 2005

Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 1

Proved Reserves as of December 31, 2004, page 3

1.	We note that you have disclosed certain financial measures in your filings identified as non-GAAP measures, including, but without limitation, the following:

•	Present value of pretax future net revenues from properties, page 3

•	Future net revenues (before income taxes) and present value of future net revenues (before income taxes), page 35

•	Operating cash flow, pages 40 and 41

Please provide a detailed analysis that identifies each non-GAAP financial measure that you have disclosed in your reports and explain how you have or intend to comply with the requirements of Item 10(e) of Regulation S-K and/or Regulation G. Clarify whether the measure is a liquidity or a performance measure. In instances where you have adjusted GAAP earnings for recurring items, expand your disclosure to address the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures located at http://www.sec.gov/divisions/corpfin/ faqs/nongaapfaq.htm#transition. Refer also to Release Number 33-8176: Conditions for Use of Non-GAAP Financial Measures, located at http://www.sec.gov/rules/ final/33-8176.htm for additional guidance.

Response.

     Parallel has identified the following terms used in the Parallel 10-K, which appear in the report as indicated by each such term:

Financial Measure	Location in Parallel 10-K
Operating cash flow	Pages 3, 8, 40 and 41

Future net revenues (before income taxes)	Page 35

Present value of future net revenues (before income taxes)	Page 35

Securities and Exchange Commission
July 20, 2005

Financial Measure	Location in Parallel 10-K
Present value of proved oil and gas reserves discounted at 10% (before estimated federal income taxes)	Page 40

Present value of pretax future net revenues	Page 3

     All references to the terms identified above appearing in the Parallel 10-K will be omitted. The two sentences containing references to “operating cash flow” appearing on pages 3 and 8 of the Parallel 10-K will be revised to read as follows:

The budget will be funded from net cash provided by operating activities, bank borrowings and equity proceeds.

     In addition, the reference to “operating cash flow” in the table on page 40 of the Parallel 10-K and footnote (4) on page 41 of the Parallel 10-K will be deleted.

The Parallel Form 10-Q does not contain references to any of the terms identified above.

Management Discussion and Analysis, page 41

Results of Operations, page 44

2.	We note you disclose a “reserves to production ratio” of approximately 18.3 to 1. Please disclose the following:

•	How the ratio is calculated;

•	How management uses this measure;

•	The limitations of this measure.

Response.

     In response to this comment, the following disclosure will be added after the third sentence in the first paragraph appearing under “Results of Operations” on page 44 of the Parallel 10-K:

As described on page 21 of this report, the failure to replace oil and gas reserves may negatively affect Parallel’s business. Parallel monitors this risk by comparing the quantity of Parallel’s oil and gas reserves at the end of each year to Parallel’s

Securities and Exchange Commission
July 20, 2005

production for that year. This comparison, which is made in the form of a reserves to production ratio, helps Parallel measure its ability to offset produced volumes with new reserves that will be produced in the future. The reserves to production ratio is calculated by dividing the total proved reserves at the end of a year by the actual production for the same year. The ratio provides us with an indication of our performance in replenishing annual production volumes. The reserves to production ratio is a statistical indicator that has limitations. The ratio is limited because it can vary widely based on the extent and timing of new discoveries and property acquisitions. In addition, the ratio does not take into account the cost or timing of future production of new reserves. For that reason, the ratio does not, and is not intended to, provide a measurement of value.

Overhead Reimbursement – Joint Operations, page 47

3.	We note that you reduce general and administrative expense for overhead charged to working interest owners for properties you operate. We further note that you reduced capital costs for overhead reimbursements. Please explain how you determine the amounts by which you reduce general and administrative and capital costs for overhead reimbursement. Please expand your policy note (1)(d) under oil and gas properties to address your treatment of overhead reimbursement.

Response.

     Where possible, Parallel seeks to serve as operator of its oil and gas properties. As operator, Parallel is generally able to control direct operating and drilling costs, as well as manage the timing and selection of development and exploration activities. The rights of an operator are contractual in nature. Typically, Parallel and third party working interest owners will enter into a standard industry form joint operating agreement, or a non-standard operating agreement prepared specifically for a particular activity. In either case, the operating agreement will include provisions entitling the operator to be reimbursed for specified direct charges and overhead charges. The reduction in Parallel’s general and administrative expenses and capital costs are made on a “dollar-for-dollar” basis equal in amount to the agreed upon amounts set forth in the operating agreement. When Parallel receives reimbursement from a non-operating working interest owner, the amount received will then be applied by Parallel as a reduction in capital costs or general and administrative expense, depending upon whether the reimbursement was made in connection with a drilling activity or an oil and gas producing activity. If the reimbursement was made in connection with a drilling activity, then the amount received is applied as a reduction in Parallel’s capital costs. If the reimbursement was made in connection

Securities and Exchange Commission
July 20, 2005

with an oil and gas producing activity, then the amount received is applied as a reduction in Parallel’s general and administrative expenses.

     In response to the Staff’s comment regarding expanding policy note (1)(d) under “Oil and gas properties”, Parallel will make the following marked revisions in the second paragraph of note (1)(d) as contained on page F-9 of the Parallel 10-K:

Management and service fees received for contractual arrangements, if any, are treated as reimbursement of costs, offsetting the costs incurred to provide those services. Specifically, from time to time, the Company serves as operator of its oil and gas properties in which it owns an interest. Under operating agreements naming the Company as operator, the Company is reimbursed for certain specified direct charges and overhead charges. Amounts received in reimbursement for drilling activities are applied as a reduction to Parallel’s capital costs, and amounts received in reimbursement for producing activities are applied to reduce the Company’s general and administrative expenses.

Incentive and Retention Plan, page

4.	You disclose, with respect to your Incentive and Retention Plan, that the (i) likelihood of a corporate transaction or change in control is possible, (ii) ultimate liability is not readily determinable, and (iii) terms and conditions of the Plan will be disclosed in your financial statements. You also state that you will account for the Plan under SFAS 5. Please disclose, in the notes to your financial statements, the terms and conditions of the Plan and the likelihood that the Plan will result in the incurrence of a liability using one of the three terms identified in paragraph 3 of SFAS 5. In addition, discuss the potential affect this plan could have on your financial condition and results of operations in your Management’s Discussion and Analysis (MD&A). Note that MD&A mandates disclosure of specified forward-looking information, and specifies its own standard for disclosure (i.e. reasonably likely to have material effect). You may refer to Financial Reporting codification Section 501.02 for further guidance.

Response.

     The last paragraph in Note (14), page F-29, of Parallel’s 10-K will be revised. In this regard, Parallel notes that its obligations under the Incentive and Retention Plan are presently in the nature of a commitment. There is no contingent liability since an obligating event under the plan has not occurred. Parallel believes that assessing the likelihood of the outcome of such an event should be made if and when a change of control or corporate transaction occurs. The revised paragraph, which has been marked to show the proposed changes, will read in its entirety as follows:

The Company has an Incentive and Retention Plan which provides for the payment to eligible officers and employees of a one time performance bonus and

Securities and Exchange Commission
July 20, 2005

retention payment upon the occurrence of a change of control or corporate transaction as defined in the plan. The amount of these bonuses depends on future prices of the Company’s stock which is undeterminable. In the case of a corporate transaction, the total cash obligation for performance bonuses is equal to the per share price received by all stockholders minus a base price of $3.73 per share, multiplied by 1,080,362 shares. The $3.73 base price represents the volume weighted average closing price per share of Parallel’s common stock for the fiscal quarter ended December 31, 2003 and the 1,080,362 shares represents 5% of the weighted average number of shares of common stock (basic) outstanding for the same period. If a change of control occurs, the total cash obligation for retention payments to all plan participants is equal to the per share closing price of Parallel’s common stock on the day immediately preceding the change of control minus the base price of $3.73 per share, multiplied by 1,080,362. Such liability would be recognized at the time a change of control or corporate transaction occurs.

     In further response to the Staff’s comments regarding the Incentive and Retention Plan, additional disclosures concerning the potential effect the plan could have on Parallel’s financial condition and results of operations will be added under Management’s Discussion and Analysis. The additional disclosures, as proposed, will be added to the paragraph captioned “Incentive and Retention Plan,” appearing on page 47 of the Parallel 10-K. This paragraph, which has been marked to show the proposed changes, will read in its entirety as follows:

Incentive and Retention Plan. Parallel’s ultimate liability under the Plan is not readily determinable because of the inability to predict Parallel’s stock price on the future date of any corporate transaction or change of control. No liability will be recorded until such time as a corporate transaction or a change of control occurs. The occurrence of a change of control or a corporate transaction could have a negative impact on our financial condition and results of operation, depending upon the price of our stock at the time of a change of control or corporate transaction.

     Quantitative and Qualitative Disclosures About Market Risk, page 63

5.	The guidance in Item 305 of Regulation S-K requires quantitative information about each market risk exposure category as of the end of the latest fiscal year in

Securities and Exchange Commission
July 20, 2005

accordance with one of the three disclosure alternatives outlined in paragraphs 305(a)(l)(i)(A), (ii)(A) or (iii)(A). Please refer to the “Appendix to Item 305-Tabular Disclosures” for further guidance and revise your presentation accordingly.

Response.

     The table on page 64 of the Parallel 10-K will be revised as set forth below. The changes to the table are marked.

Period of Time	Notional Amounts	Fixed Interest Rates	Fair Market Value
	($ in millions)		($ in millions)
January 1, 2005 thru December 31, 2005	$50	3.36%	$(0.140)
January 1, 2006 thru December 31, 2006	$50	3.82%	(0.028)
January 1, 2007 thru December 31, 2007	$50	4.30%	(0.109)
January 1, 2008 thru December 31, 2008	$50	4.74%	(0.167)

Total fair market value			$(0.444)

     The two tables on page 65 of the Parallel 10-K will be revised to include a new column called “Fair Market Value”, and add new line items referencing total fair market values. The changes to the tables are marked.

					Houston Ship
		NyMex Oil		MMBtu	Channel Gas		Fair
	Barrels	Prices		of Natural	Prices		Market
Period of Time	of Oil	Floor	Cap	Gas	Floor	Cap	Value
							($ in thousands)
April 1, 2005 thru October 31, 2005	—	$—	$—	428,000	$5.00	$7.26	$(34)
January 1, 2005 thru December 31, 2005	73,000	$36.00	$49.60	—	$—	$—	(13)
January 1, 2006 thru December 31, 2006	70,800	$35.00	$44.00	—	$—	$—	(100)

Total fair market value							$(147)

Securities and Exchange Commission
July 20, 2005

				Houston Ship	Fair
	Barrels	NyMex Oil	MMBtu of	Channel	Market
Period of Time	of Oil	Swap Price	Natural Gas	Gas Swap Price	Value
					($ in thousands)
January 1, 2005 thru December 31, 2005	620,500	$30.19	—	$—	$(7,583)
January 1, 2006 thru December 20, 2006	448,000	$28.46	—	$—	(5,142)
January 1, 2007 thru December 31, 2007	474,500	$34.36	—	$—	(2,099)
January 1, 2008 thru December 31, 2008	439,200	$33.37	—	$—	(1,880)

Total oil fair market value					(16,704)

January 1, 2005 thru March 31, 2005	—	$—	180,000	$4.705	(195)
Total natural gas fair market value					(195)

Total fair market value					$(16,899)

     Similar to the changes to be made in the Parallel 10-K, the following three tables appearing on pages 32, 33 and 34 of the Parallel 10-Q will be revised as follows:

	Notional		Fair
Period of Time	Amounts	Fixed Interest Rates	Market Value
	($ in millions)		($ in millions)
April 1, 2005 thru December 31, 2005	$50	3.36%	$0.114
January 1, 2006 thru December 31, 2006	$50	3.82%	0.184
January 1, 2007 thru December 31, 2007	$50	4.30%	0.063
January 1, 2008 thru December 30, 2008	$50	4.74%	(0.059)

Total Fair Market Value			$0.302

Securities and Exchange Commission
July 20, 2005

					Houston
		NyMex			Ship Channel		Fair
	Barrels	Oil Prices		MMBtu of	Gas Prices		Market
Period of Time	of Oil	Floor	Cap	Natural Gas	Floor	Cap	Value
							($ in
							thousands)
April 1, 2005 thru October 31, 2005	—	$—	$—	428,000	$5.00	$7.26	$(158)

April 1, 2005 thru December 31, 2005	55,000	$36.00	$49.60	—	$—	$—	(383)

January 1, 2006 thru December 31, 2006	70,800	$35.00	$44.00	—	$—	$—	(742)

Total Fair Market Value							$(1,283)

	Barrels		Fair
	of	Nymex Oil	Market
Period of Time	Oil	Swap Price	Value
			($ in thousands)
April 1, 2005 thru December 31, 2005	467,500	$30.18	$(12,235)

January 1, 2006 thru December 20, 2006	448,000	$28.46	(11,411)

January 1, 2007 thru December 31, 2007	474,500	$34.36	(8,161)

January 1, 2008 thru December 31, 2008	439,200	$33.37	(7,146)

Total fair market value			$(38,953)

Financial Statements

Consolidated Balance Sheets, page F-4

6.	Please revise your disclosure to comply with the guidance in Rule 4-10(c)(7)(ii), which requires the following:

•	Separate disclosure on the face of the balance sheet of the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized;

•	A description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

•	A table that shows, by category of cost, the total costs excluded as of the most recent fiscal year; and the amounts of such excluded costs incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Please refer to Rule 4-10(c)(7)(ii) for a description of the type of costs to be disclosed.

Securities and Exchange Commission
July 20, 2005

Response.

•	The line item in the Parallel 10-K balance sheet called “Oil and gas properties, full cost method” will be revised. The change to this line item, which is marked below, would read as follows:

Oil and gas properties, full cost method (including $9,526 and $2,334 not subject to depletion)

Also, please note that footnote (3), captioned “Oil and Gas Properties”, on Page F-15 of the Parallel 10-K contains additional information regarding capitalized costs.

The same line item in the Parallel 10-Q balance sheet will be revised as follows:

Oil and gas properties, full cost method (including $11,047 and $9,526 not subject to depletion)

•	Footnote (3), captioned “Oil and Gas Properties”, appearing on page F-15 in Parallel’s 10-K will be revised to include a description of the current status of significant properties and projects. For a description of this additional paragraph, please see our next response.

•	A new table and related explanatory paragraph will be added to footnote (3) on page F-15 of Parallel’s 10-K. The new table and paragraph will read as follows:

The following table reflects, by category of cost, amounts excluded from the depletion base for the periods presented:

Year	Leasehold	Geological and
Incurred	Costs	Geophysical	Total
		($ in thousands)
2004	$6,816	$786	$7,602

2003	1,195	327	1,522

2002 and prior	199	203	402

	$8,210	$1,316	$9,526

Securities and Exchange Commission
July 20, 2005

At December 31, 2004 and 2003, unevaluated costs of approximately $9.5 million and $2.3 million were excluded from the depletion base. These costs consist primarily of acreage acquisition and related geological and geophysical costs. The majority of these costs relate to the Company’s New Mexico and Utah leasehold positions which include federal leases with ten year terms. Although the Company expects transfers of cost to the full cost pool to commence in 2005 and continue throughout the term of the leases, timing is highly dependent on current and future drilling success rates.

(1) Organization, Business and Summary of Significant Accounting Policies, page F-9

(b) Basis of Consolidation, page F-9

7.	Please disclose how you account for your investments in joint ventures and working interests.

Response.

     Footnote (1)(a), “Basis of Consolidation”, appearing on page F-9 of Parallel’s 10-K will be revised. The revised footnote, which has been marked to show the changes, will read as follows:

(a)	Basis of Consolidation

The accompanying financial statements present the consolidated results of Parallel Petroleum Corporation, a Delaware Corporation, and its wholly owned subsidiaries, Parallel L.P. and Parallel, L.L.C. (collectively, “the Company” or Parallel). All significant inter-company account balances and transactions have been eliminated. The Company accounts for its interests in oil and gas joint ventures and working interests using the proportionate consolidation method. Under this method, the Company records its proportionate share of assets, liabilities, revenues and expenses.

(d) Property and Equipment, page F-9

8.	We note that you provide management and service fees under contractual arrangements and that you treat the reimbursement of costs as an offset against the cost incurred to provide those services. The guidance in Rule 4-10(c)(6)(iv) of Regulation S-X prohibits recognition of income in connection with service contracts where you have an interest in the property, except for the circumstances described in paragraphs (A) and (B). Please tell us how you have complied with the provisions of Rule 4-10(c)(6)(iv)(A)-(D), if applicable.

Securities and Exchange Commission
July 20, 2005

Response.

     As described above in Parallel’s response to comment No. 3, Parallel receives management and service fees under terms of joint operating agreements with its working interest owners. Parallel accounts for these fees as reimbursement of costs, and not as income. Reimbursements received from third party working interest owners are applied by Parallel as an offset to the costs incurred by Parallel to provide those services. For instance, Parallel is contractually permitted to invoice and bill working interest owners for agreed upon drilling overhead costs, such as land and legal, geophysical, geological and engineering. The amount billed to any working interest owner is treated as a reimbursement to Parallel’s general and administrative expenses or capital costs associated with the drilling process. As described in response to comment No. 3 above, whether the amount reimbursed to Parallel is applied to general and administrative expenses or capital costs depends upon whether the expenditure is in the nature of a drilling activity or an oil and gas producing activity.

(o) Revenue Recognition, page F-14

9.	Please expand your disclosure to address how your revenue recognition policy complies with the guidance in SAB 104 and provide additional insight on how you apply the sales method in accordance with EITF 90-22.

Response.

     The disclosures in the first paragraph under footnote (0) on page F-14, captioned “Revenue Recognition”, will be expanded. The changes, as marked below, will be as follows:

Oil and natural gas revenues are recorded using the sales method, whereby the Company recognizes oil and natural gas revenue based on the amount of oil and gas sold to purchasers. For the period ended December 31, 2004, the Company did not have any oil or gas imbalances recorded. The Company does not recognize revenues until they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

Securities and Exchange Commission
July 20, 2005

(15) Supplemental Oil and Gas Reserve Data (Unaudited), page F-29

Standardized Measure of Discounted Future Net Cash Flows, page F-31

10.	There is no provision for the line item “Future net cash flows before income taxes” in paragraph 30 or Illustration 5 of SFAS 69. Therefore, please revise your presentation accordingly.

Response.

          Parallel will delete the line item “Future net cash flows before income taxes” in the first table on page F-31 of the Parallel 10-K, and will revise its presentation as requested by the Staff.

          If any member of the Staff has questions regarding the foregoing, please contact Tommy Ortloff at (432) 683-3351 or (432) 688-1304.

          We have included with this letter a written statement from Parallel containing the acknowledgments requested by the staff.

Very truly yours,

LYNCH, CHAPPELL & ALSUP
A Professional Corporation

/s/ Thomas W. Ortloff

cc: Gary Newberry (SEC) (via Federal Express)

PARALLEL PETROLEUM CORPORATION
1004 North Big Spring, Suite 400
Midland, Texas 79701
Ph: 432-684-3727
Fax: 432-684-3905

July 20, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405

Attn: Gary Newberry, Division of Corporate Finance

Re:	Parallel Petroleum Corporation
Form 10-K

Dear Ladies and Gentlemen:

In connection with our response to the comment letter received from the Staff on July 6, 2005 regarding the above referenced matter, Parallel Petroleum Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Parallel Petroleum Corporation

By:	/s/ Steven D. Foster Steven D. Foster, Chief Financial Officer